WILMERHALE Shahzia M. Rahman +1 650 858 6122 (t) +1 650 858 6100 (f) shahzia.rahman@wilmerhale.com

June 27, 2013

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Dale Welcome

Re:	KiOR, Inc.

Form 10-K

Filed March 18, 2013

File No. 1-35213

Dear Mr. Welcome:

This letter relates to the letter, dated June 19, 2013 (the “Letter”), from John Cash of the staff of the U.S. Securities and Exchange Commission to John H. Karnes, Chief Financial Officer of KiOR, Inc. (the “Company”).

On behalf of the Company, and as discussed by telephone with you on June 26, 2013, this letter confirms that the Company will respond to the Letter on or before July 17, 2013.

If you require additional information, please do not hesitate to contact me at (650) 858-6122.

Sincerely,

/s/ Shahzia M. Rahman
Shahzia M. Rahman

cc:	Peter Buckland, Esq.
Christopher A. Artzer, Esq.